UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NQ Mobile, Inc.

File No. 001-35145 - CF#29609

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NQ Mobile, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 19, 2013.

Based on representations by NQ Mobile, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 4.13   through April 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Elizabeth M. Murphy
        Secretary